ArcelorMittal announces new appointments to Group Management Board

Luxembourg, 21 April 2008 - ArcelorMittal today announces new appointments to its Group Management Board (“GMB”). These appointments follow the announcement, on 7th April 2008, of the retirement of Malay Mukherjee.*

The three new members are as follows:

•	Sudhir Maheshwari, currently Executive Vice President responsible for Finance and M&A;
•	Christophe Cornier, currently Executive Vice President responsible for Flat Products Western Europe; and
•	Davinder Chugh, currently Senior Executive Vice President responsible for Shared Services.

These appointments will take the total number on the GMB to seven, including the CEO, Lakshmi Mittal.

The prime responsibilities of Sudhir Maheshwari and Davinder Chugh are M&A/Business & Project Development and Shared Services, respectively. Christophe Cornier’s new responsibilities will include Asia, Africa & India, Steel Greenfield Projects and Equipment Manufacturing.

The appointments of Mr Maheshwari, Mr Cornier and Mr Chugh will become effective from 14th May 2008. Further details of the updated operational responsibilities of all GMB members are set out in greater detail below.

Speaking today, Lakshmi Mittal, (President and) CEO of ArcelorMittal said:

“Adding these skilled and valued colleagues to the GMB ensures that our senior executive team continues to enjoy the relevant talent and expertise it needs to continue to deliver the best possible performance to all our stakeholders. This expanded team reflects the increasing size, scope and ambitions of ArcelorMittal. We welcome Sudhir, Christophe and Davinder to the GMB and look forward to their continued contribution to our success.”

Members of General Management Board and their core responsibilities

*Effective 14th May 2008

Lakshmi Mittal: CEO

- Shared Services (including Purchasing, Legal, IT, Shipping and Energy)

- Marketing and Commercial Coordination

- Human Resources

- Health and Safety

- International Affairs

- Internal Assurance

- Mining

Aditya Mittal: CFO, M&A, Strategy, Flat Americas

- Chief Financial Officer

- M&A

- Business & Project Development

- Flat Americas

- Strategy

- Investors Relations

- Communications

Gonzalo Urquijo: Long, China, Stainless, P&T, CR

- Long

- China

- Stainless Steel

- Pipes and Tubes

- Corporate Responsibility

Michel Wurth: Flat Europe, Steel Solutions and Services, Product Development and R&D, Global Customers & Automotive

- Flat Europe

- Steel Solutions and Services

- Product Development and R&D

- Global Customers and Automotive

- Plates

- Packaging

Sudhir Maheshwari: M&A and Business Development

- M&A

- Business & Project Development

- Member of Corporate Finance and Tax Committee

(reporting to CFO)

Christophe Cornier: Africa, Asia & India, CTO and Steel Greenfield Projects

- Asia, Africa & India

- Chief Technology Officer

- Steel Greenfield Projects Execution

- Equipment Manufacturing

- IAC member

Davinder Chugh: Shared Services

- Shared Services (including Purchasing, Legal, IT, Shipping and Energy)

- IAC member

(reporting to CEO)

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Haroon Hassan	+44 20 3214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397